

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

      Re: **Novartis AG**
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed January 25, 2012
              File No. 001-15024

Dear Mr. Symonds:

We have reviewed your June 22, 2012 response to our June 8, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the consolidated financial statements
15. Trade receivables, page F-48

1. Please refer to your response to comment two. You indicate that "these amounts appear likely to be significant as of today." In your May 10th response, you indicated that the "requested information is not material to investors at December 31, 2011." Please tell us the facts, events and circumstances that have occurred since December 31, 2011 resulting in this change and why you believe the amounts are likely significant. In addition, please tell us the amount of trade receivables for Greece, Italy, Spain and Portugal and the amounts that are past due for each of these countries separately as of June 30, 2012 and whether you would consider the amounts significant.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant